UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                              SCHEDULE 13G
                     Securities Exchange Act of 1934
                           (Amendment No. _____*)
                         NEXIQ Technologies, Inc.
                            (Name of Issuer)
                  Common Stock, Par Value $.01 per Share
                      (Title of Class of Securities)
                               65334M101
                             (Cusip Number)
                              May 11, 2001
                (Date of Event which Requires Filing of this Statement) Check the appropriate box to designate the rule pursuant to which this
                            Schedule is filed:
                        [     ]   Rule 13d-1(b)
                         [ X ]   Rule 13d-1(c)
                        [     ]   Rule 13d-1(d)
  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 65334M101

13G

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Motorola, Inc.

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)
      (b)

3.    SEC USE ONLY

4.    CITIZEN OR PLACE OF ORGANIZATION

      Delaware Corporation

NUMBERS OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.    SOLE VOTING POWER

      756,240

6.    SHARED VOTING POWER

      0

7.    SOLE DISPOSITIVE POWER

      756,240

8.    SHARED DISPOSITIVE POWER

      0

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      756,240

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      [  ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.9 PERCENT

12.   TYPE OF REPORTING PERSON

      CO


                               SCHEDULE 13G

Item 1(a).  Name of Issuer:
            NEXIQ Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            1155 Elm Street
            Manchester, New Hampshire  03101

Item 2(a).  Name of Person filing:
            Motorola, Inc.

Item 2(b).  Address of Principal Business Office:
            1303 East Algonquin Road
            Schaumburg, Illinois 60196

Item 2(c).  Citizenship:
            Delaware Corporation

Item 2(d).  Title of Class of Securities:
            Common Stock, $.01 Par Value

Item 2(e).  CUSIP No.:
            65334M101

Item 3.
            If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check the status of the
            person:  Not   applicable

Item 4.     Ownership.
        (a) Amount beneficially owned:   756,240

        (b) Percent of class:  7.87 PERCENT

        (c) Number of shares as to which the person has:
              (i)  Sole power to vote or to direct the vote:  756,240
             (ii)  Shared power to vote or to direct the vote:  0
            (iii)  Sole power to dispose or to direct the disposition
                   of:  756,240
             (iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.     Ownership of 5 Percent or Less of a Class.
            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.     Ownership of More than 5 Percent on Behalf of Another
            Person.  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent
            Holding Company or Control Person.
            Not applicable.

Item 8.     Identification and Classification of Members of the Group.
            Not applicable.

Item 9.     Notice of Dissolution of Group.
            Not applicable.

Item 10.    Certification.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                   SIGNATURE
           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2001                        MOTOROLA, INC.


                                       By:  /s/Carol H. Forsyte
                                     Name:  Carol H. Forsyte
                                    Title:  Vice President,
                                            Corporate and
                                            Securities, Law Department


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).